Exhibit 2.1

INTELLECTUAL PROPERTY PURCHASE AGREEMENT AND LICENSE

by and among

Yalla Mediterranean, LLC,

as Seller,

and

Yalla Mediterranean Franchising Company, LLC, as Purchaser,

and, for the limited purposes set forth herein,

FAT Brands Inc.

and

VPC SBIC I, LP

November 30, 2018

TABLE OF CONTENTS CONTINUED

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INTELLECTUAL PROPERTY PURCHASE AGREEMENT AND LICENSE

Intellectual Property Purchase Agreement and License dated as of November 30, 2018 (this “Agreement”), by and among Yalla Mediterranean, LLC, a Delaware limited liability company (“Seller”), Yalla Mediterranean Franchising Company, LLC, a Delaware limited liability company (“Purchaser”), and solely for the purposes of Sections 6.2(b) and 6.5 and Article 8, FAT Brands Inc., a Delaware corporation (“FAT Brands”), and solely for the purposes of Sections 4.8 through 4.10, 6.2 and 6.4(b) and Article 7, VPC SBIC I, LP, a Delaware limited partnership (“VPC”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

RECITALS

WHEREAS, Purchaser desires to purchase certain intellectual property assets of Seller and Seller desires to sell such assets to Purchaser, all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, VPC desires to be party to this Agreement solely for the limited purposes set forth in the preamble hereto;

WHEREAS, FAT Brands desires to be a party to this Agreement solely for the limited purposes set forth in the preamble hereto;

WHEREAS, simultaneously with the execution and delivery of this Agreement, (a) Seller and Yalla Acquisition LLC, a Delaware limited liability company and an Affiliate of Purchaser (“Yalla Acquisition”) (and for the limited purposes set forth therein, FAT Brands and VPC), are entering into a Management Agreement, pursuant to which Yalla Acquisition will immediately undertake the management and operations of the Yalla Restaurants and the Business (the “Management Agreement”), and (b) Seller and FAT Brands are entering into a Master Transaction Agreement, pursuant to which, among other things, FAT Brands will cause Yalla Acquisition to acquire, directly or indirectly, all of the assets, agreements and other properties and assume all ordinary course liabilities of each of the Yalla Restaurants (the “Transaction Agreement”).

NOW, THEREFORE, in consideration of and reliance upon the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

1.1 Definitions. When used in this Agreement, the following terms have the meanings ascribed to them below.

“Accelerated Earnout Amount” has the meaning set forth in Section 8.7.

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“Acceleration Event” means the occurrence of any of the following events:

(i) a sale or other disposition of all or substantially all of the assets of the FAT Brands Parties (including sales of the equity of FAT Brands’ direct or indirect subsidiaries) on a consolidated basis, other than to a Person who is an Affiliate of FAT Brands on the Closing Date;

(ii) a merger, consolidation, recapitalization or other transaction involving FAT Brands or the ultimate parent entity of which FAT Brands is a direct or indirect wholly-owned subsidiary (each of the foregoing entities being referred to as a “Subject Entity”) as a result of which any Person who is not an Affiliate of FAT Brands on the Closing Date becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the combined voting power of all interests in such Subject Party;

(iii) any FAT Brands Party engaged in the Yalla Business makes a general assignment for the benefit of creditors, or any proceeding is instituted by or against such FAT Brands Party seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding-up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any applicable Law relating to bankruptcy, insolvency or reorganization;

(iv) on the third anniversary of the date hereof, there are fewer than twelve (12) “Yalla Mediterranean” branded restaurants open and operating (except to the extent any such restaurant is temporarily closed for renovations or repairs);

(v) FAT Brands has determined to discontinue operating the Yalla Business;

(vi) any early termination of the Transaction Agreement or the Management Agreement (other than as a result of the normal expiration of the term of the Management Agreement for all Yalla Restaurants); or

(vii) any material breach by Purchaser or FAT Brands of or material default by Purchaser or FAT Brands under any of the covenants set forth in Section 8.6(a) or Section 8.6(b) which remains uncured for thirty (30) days following written notice from Seller or VPC of such breach or default;

provided, however, that notwithstanding the foregoing, an “Acceleration Event” shall not include a transaction described in clauses (i) through (ii) above where the purchaser or successor in interest to the Subject Entity assumes the obligations of Purchaser and FAT Brands hereunder by express written agreement (a copy of which shall be promptly delivered to Seller)).

“Accrued Yield” means, as of a specified date, the amount accruing on the shares of FAT Brands preferred stock on a daily basis, at the rate of 6.50% per annum on the Stock Earnout Payment Amount (after true-up), compounded annually on the last day of each fiscal year, commencing on the date on which issuance of such shares of FAT Brands preferred stock is required pursuant to this Agreement and ending on (and including) the date of conversion or redemption, as applicable.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired IP Assets” has the meaning set forth in Section 2.1(a).

“Action” means any action, cause of action, claim, demand, charge, complaint, arbitration, litigation, proceeding, hearing or suit.

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“Adjusted EBITDA” means, for any specified period, the net income or loss with respect to all Company Owned Locations, determined on a consolidated basis and in accordance with GAAP, plus, without duplication, each of the following amounts, but only to the extent reflected as a charge or deduction in determining net income or loss for such specified period:

(a) all gross cash interest expense (including without limitation, interest expense paid to Affiliates), minus interest income for such period;

(b) all tax expense;

(c) all depreciation expense; and

(d) all amortization expense.

Notwithstanding the foregoing, the following amounts shall be disregarded and excluded from the determination of such net income or loss:

(1) any changes to financial condition occasioned by the transactions contemplated by this Agreement, the Management Agreement or the Transaction Agreement;

(2) any items of expense attributable to the transactions contemplated by this Agreement, the Management Agreement or the Transaction Agreement, including purchase accounting or any transaction costs of any party, whether incurred before or after the Closing;

(3) any extraordinary expenses or losses generated by or arising out of any non-recurring event in which any such party engages, including mergers, acquisitions, divestitures, discontinued operations or bonuses or interest paid in connection therewith;

(4) any allocation of overhead from Purchaser, FAT Brands or any of their respective Affiliates to the Yalla Business (including charges for management personnel, accounting, legal, sales, marketing or information technology costs) above $250,000 per year (prorated for any partial year) that have not been approved by Seller;

(5) any loss for which Purchaser, FAT Brands or any of their respective Affiliates are entitled to indemnification pursuant to this Agreement, the Management Agreement or the Transaction Agreement;

(6) any equity-based compensation expense (including stock, stock options, stock appreciation rights, phantom stock or any other similar rights granted to employees or service providers);

(7) any payment of any Earnout Payment pursuant to Article 8 or any fees or expenses relating to any disputes regarding Article 8;

(8) any management fees or other amounts paid by FAT Brands, Purchaser, or any of their respective Affiliates;

(9) any board or directors’/managers’ fees or expenses (including expenses for directors’ and officers’ insurance);

(10) any payments made to consultants or independent contractors after the Closing, other than those made in the ordinary course of business consistent with the past practices of the Business under agreements or arrangements in place prior to Closing;

(11) any non-cash adjustments to deferred revenue due to Statement of Financial Accounting Standards No. 141;

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(12) any costs, expenses or losses attributable to changes in GAAP promulgated by FASB after the Closing; and

(13) any heightened depreciation caused by a step-up in basis with respect to any Acquired Asset resulting from the transactions contemplated by this Agreement or the Ancillary Documents.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person, and the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Documents” means the IP Assignment, the Management Agreement, the Transaction Agreement and such other agreements, certificates, documents or instruments to be executed or delivered by a party pursuant to the terms of this Agreement.

“Basket” has the meaning set forth in Section 7.6(a).

“Business” means the development, design, creation, ownership and operation of upscale fast food restaurants specializing in fresh and healthy Mediterranean menu items under the brand name “Yalla Mediterranean” (collectively, the “Yalla Restaurants”) and the promotion, marketing and exploitation of the Yalla Restaurants to customers in the State of California.

“Cap” has the meaning set forth in Section 7.6(a).

“Calculation Period” means the trailing twenty four (24) month period ending on the last day of the month immediately prior to the applicable Earnout Calculation Date or potential Earnout Calculation Date; provided that, if such Earnout Calculation Date is prior to the second (2nd) anniversary of the Closing Date, the Calculation Period shall be the trailing twelve (12) month period ending on the last day of the month immediately prior to the applicable Earnout Calculation Date or potential Earnout Calculation Date.

“Cash Earnout Payment” has the meaning set forth in Section 8.5(c).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Company Owned Location” means any Yalla Business location(s) owned by Purchaser, FAT Brands or any of their respective Affiliates (and not franchised) and opened after the date hereof (but excluding the Yalla Restaurants).

“Company Reports” means all forms, certifications, reports, schedules, declarations, statements, applications and other documents required to be filed with or furnished to the U.S. Securities and Exchange Commission by FAT Brands prior to the date hereof and since January 1, 2017, in each case, as amended since their respective filing dates.

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“Discontinuance Conditions” means (a) the FAT Brands Parties have been unable to sell a new franchise in the Yalla Business during any twelve (12) consecutive month period (from and after the Closing Date) immediately prior to the determination to discontinue the Yalla Business despite using commercially reasonable efforts by the FAT Brands Parties to make such sales; or (b) despite using commercially reasonable efforts to effectively manage costs, on a consolidated basis, the operating expenses (substantially with the same meaning as defined in the Management Agreement, except that, as used in this instance, such operating expenses include all Yalla Business locations and not only the Yalla Restaurants) incurred during any twelve (12) consecutive month period (from and after the Closing Date) immediately prior to the determination to discontinue the Yalla Business exceed the sum of (i) the FAT Brands Parties’ revenues with respect to the Yalla Business during such 12-month period plus (ii) the amount equal to (x) the amount of all sale proceeds received by FAT Brands Parties (or their designees) (net of the portion of the Aggregate Purchase Price paid to Yalla Med (or its designee) from such sale proceeds) with respect to Restaurant Sales to Buyers (as defined in the Transaction Agreement) during such 12-month period, minus (y) reasonable out-of-pocket transaction costs (including all legal, investment banking and other advisor fees and expenses) paid by FAT Brands Parties in connection with such Restaurant Sales to Buyer; provided, that no such Discontinuance Conditions will be satisfied unless FAT Brands has provided at least sixty (60) days’ prior written notice (together with documentation reasonably substantiating the basis for such notice), which notice may not be delivered prior to the end of the 12-month period set forth in clause (a) or clause (b), as applicable, to Seller and VPC identifying the applicable Discontinuance Condition(s) set forth in clause (a) or (b) which have occurred and stating that FAT Brands intends to discontinue the Yalla Business (such 60-day period, the “Discontinuance Notice Period”).

“Disputed Items” has the meaning set forth in Section 8.4.

“Earnout Calculation Date” has the meaning set forth in Section 8.3(a).

“Earnout Face Value” means, as of the applicable Earnout Calculation Date, the greater of (a) $1,500,000 or (b) four hundred percent (400%) of Yalla Income.

“Earnout Notice” has the meaning set forth in Section 8.3(a).

“Earnout Payment” means the sum of any Cash Earnout Payment plus any Stock Earnout Payment payable with respect to any particular Earnout Calculation Date.

“Earnout Payment Amount” has the meaning set forth in Section 8.5(a).

“Earnout Period” means the period from and including the Closing Date to but not including the earlier of (a) the tenth (10th) anniversary of the Closing Date or (b) the date on which the Final Earnout Payment has been delivered to Seller in full.

“Earnout Statement” has the meaning set forth in Section 8.3(b).

“FAT Brands” has the meaning set forth in the preamble.

“FAT Brands Common Stock” means the common stock of FAT Brands, par value $.0001 per share.

“FAT Brands Parties” means Purchaser, FAT Brands and their respective Affiliates.

“Final Earnout Payment” means (a) if Seller’s first Earnout Notice specifies that Seller is electing to receive two (2) Earnout Payments, the second Earnout Payment; or (b) if Seller’s first Earnout Notice does not specify that Seller is electing to receive two (2) Earnout Payments, the first (and only) Earnout Payment.

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“GAAP” means United States generally accepted accounting principles (from time to time established in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification), as consistently applied with respect to the Business. “Consistently applied”, as used herein, means that, except as necessary to reflect the franchising of the Yalla Restaurants contemplated by this Agreement, the Management Agreement and the Transaction Agreement, no material changes in accounting methods, judgments, practices, principles, policies and procedures shall be made from those used in the preparation of the Business’ financial statements as of, and for the year ended, December 31, 2017, including with respect to financial statements, their classification or presentation, as well as all changes in practices, methods, conventions or assumptions (unless required by objective changes in underlying events) utilized in making accounting estimates.

“Governmental Authority” means any federal, state, local, foreign or other government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Indemnitee” has the meaning set forth in Section 7.4.

“Indemnitor” has the meaning set forth in Section 7.4.

“Intellectual Property” means all intellectual property and proprietary rights recognized in any jurisdiction throughout the world in, to or associated with (a) all issued patents and patent applications and all continuations, divisionals, continuations-in-part, reissues, revisions, extensions and reexaminations and counterparts of any of the foregoing; (b) all copyrights and registrations, applications and renewals therefor, and works of authorship (whether or not copyrightable); (c) all Software; and (d) all technologies, know-how, designs, formulae, formulations, algorithms, procedures, processes, methods, techniques, ideas, trade secrets, research and development, studies, technical information and data, marketing plans, programs, menus, recipes, materials, protocols, specifications, schematics, inventions (whether or not patentable or reduced to practice), invention disclosures, improvements, apparatus, creations, methodologies, compositions, industrial models, architectures, layouts, drawings, plans, supplier and customer lists and business, proprietary and other confidential information; (e) all trademarks, trade names, trade dress, logos, designs and all trademark applications and registrations for any of the foregoing; (f) all of the domain names, websites associated with those domain names and social media accounts.

“IP Assignment” has the meaning set forth in Section 3.2(b).

“IP License” has the meaning set forth in Section 6.1.

“JAMS” has the meaning set forth in Section 9.9.

“Knowledge of Seller” means the actual knowledge or awareness of a particular fact or matter by Michael Goldberg or Daryn Friedman as of the Closing.

“Law” means any law, statute, code, ordinance, rule, regulation or other requirement of any Governmental Authority.

“Last Notice Date” has the meaning set forth in Section 8.3(a).

“Liabilities” means any and all direct or indirect liabilities, indebtedness, obligations, expenses, claims, losses, damages, deficiencies, guaranties or endorsements, absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated, asserted or unasserted, known or unknown.

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“Lien” means any pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, license, claim, condition, restriction, including a restriction on transfer or assignment, option, right of first refusal or any other preference or priority of any kind or nature whatsoever (including any conditional sale or other title retention agreement having substantially the same effect as any of the foregoing).

“Loss” means any loss, liability, claim, including any Third Party Claim, penalty, damage, tax or expense, including reasonable legal and other professional fees and expenses; provided, however, that “Losses” shall not include consequential, incidental, special, exemplary or punitive damages, except, in the case of exemplary and punitive damages, to the extent awarded and actually paid to a third party (not an Affiliate of the applicable Indemnitor) pursuant to a final non-appealable judgment of a court of competent jurisdiction.

“Management Agreement” has the meaning set forth in the Recitals.

“Net Operating Burn” has the meaning set forth in Section 8.7.

“Objection Notice” has the meaning set forth in Section 8.4.

“Party-Appointed Arbitrators” has the meaning set forth in Section 9.9.

“Permitted Lien” means the Liens on certain of the Acquired IP Assets that arise under (a) that certain Formulation License Agreement dated as of September 8, 2017, by and between Mediterranean Cuisine Operating Company, LLC, as licensor, and Seller, as licensee (the “Formulation License-in Agreement”), and (b) that certain Formulation License Agreement dated as of September 8, 2017, by and between Seller, as licensor, and Mediterranean Cuisine Operating Company, LLC, as licensee (the “Formulation License-out Agreement” and, together with the Formulation License-in Agreement, the “Formulation License Agreements”).

“Permitted Transferee” has the meaning set forth in Section 8.8.

“Permitted Use” has the meaning set forth in Section 6.3.

“Person” means an individual, corporation, limited liability company, partnership, unincorporated association, trust, joint venture or other organization or entity, including a Governmental Authority.

“Post-Acceleration Sale” has the meaning set forth in Section 8.7.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Indemnitee” has the meaning set forth in Section 7.2.

“Quarterly Earnout Statement” has the meaning set forth in Section 8.2.

“Quarterly Financial Statements” has the meaning set forth in Section 8.2.

“Reconveyance Rights” has the meaning set forth in Section 8.7.

“Referee” has the meaning set forth in Section 8.4.

“Seller” has the meaning set forth in the preamble.

“Seller Indemnitee” has the meaning set forth in Section 7.3.

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“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation including user manuals and other training documentation related to any of the foregoing.

“Stock Earnout Payment” has the meaning set forth in Section 8.5(c).

“Sublicense” has the meaning set forth in Section 6.3.

“Third Party Claim” has the meaning set forth in Section 7.5(a).

“Third Party Claim Notice” has the meaning set forth in Section 7.5(a).

“Trading Price” means the average of the closing price of one share of FAT Brands Common Stock for the thirty (30) consecutive trading days immediately preceding the date the FAT Brands preferred stock is issued pursuant to Section 8.5(b). The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case (1) on the principal national securities exchange on which the shares of such capital stock are listed or to which such shares are admitted to trading or (2) if such capital stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by the Nasdaq National Market System or any successor thereto.

“Transaction Agreement” has the meaning set forth in the Recitals.

“Yalla Acquisition” has the meaning set forth in the Recitals.

“Yalla Business” means the Business and any similar restaurant concept serving Mediterranean cuisine that is owned, managed, licensed, franchised or otherwise operated by any FAT Brands Party and to which restaurant concept any one or more of the following applies: (a) such restaurant concept utilizes any of the Acquired IP Assets; (b) such restaurant concept is marketed or operated under the “Yalla Mediterranean” brand; (c) such restaurant concept is operated under a substantially similar brand that is developed or acquired with the purpose of minimizing Earnout Payments or otherwise circumventing the intent of the parties under this Agreement, including Article 8, the Management Agreement and the Transaction Agreement; or (d) such restaurant concept is a substantially similar fast-casual Mediterranean restaurant concept that is developed or acquired with the purpose of minimizing Earnout Payments or otherwise circumventing the intent of the parties under this Agreement, including Article 8, the Management Agreement and the Transaction Agreement.

“Yalla Business Financial Statements” means (a) the Quarterly Financial Statements; (b) the Quarterly Earnout Statements; and (c) the consolidated annual, monthly or other period financial statements (including balance sheets and related statements of operations, income and cash flows) with respect to the Yalla Business covering the Earnout Period or any portion thereof, in each case, (i) prepared in accordance with GAAP and (ii) containing such detail as is reasonably necessary to calculate Yalla Income.

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“Yalla Income” means fifty percent (50%) of the sum, without duplication, of: (a) the gross franchise royalties received by the FAT Brands Parties with respect to the Yalla Business for the Calculation Period at royalty rates consistent with the royalty rates charged by FAT Brands and its Affiliates with respect to existing franchises and the practices of other FAT Brands business units in the fast-casual restaurant space; plus (b) the Adjusted EBITDA for the Calculation Period; plus (c) the gross license revenue, if any, received by the FAT Brands Parties with respect to the Yalla Business for the Calculation Period; plus (d) any periodic rebates received from vendors with respect to the Yalla Business for the Calculation Period; provided, that, if the applicable Calculation Period is the most recently closed trailing twelve (12) month period, Yalla Income means one hundred percent (100%) of the sum of the items set forth in clauses (a), (b), (c) and (d). For the avoidance of doubt, any location which is a Company Owned Location for any portion (but not all) of the applicable Calculation Period shall be treated as a Company Owned Location for such portion of the applicable Calculation Period in which it was a Company Owned Location and as other than a Company Owned Location for such portion of the applicable Calculation Period in which it was not a Company Owned Location for purposes of calculating Yalla Income. For purposes of calculating Yalla Income, the Yalla Income from any Yalla Business location that has not been open for the entire Calculation Period shall be annualized over the applicable Calculation Period.

“Yalla Restaurant” has the meaning set forth in the definition of Business.

“VPC” has the meaning set forth in the preamble

1.2 Interpretation. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include”, “includes” and “including” are deemed to be followed by the phrase “without limitation”; the word “or” is not exclusive and shall be deemed to mean “and/or”; and the Schedules and Exhibits hereto are incorporated herein by reference.

(c) Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof.

(d) Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including the rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof.

ARTICLE 2

PURCHASE AND SALE OF CERTAIN ASSETS

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser hereby agrees to purchase from Seller, all of Seller’s right, title and interest in and to the following properties and assets of Seller (collectively, the “Acquired Assets”), free and clear of all Liens, other than Permitted Liens:

(a) all of Seller’s right, title and interest in and to all Intellectual Property used in the Business, including the Intellectual Property listed on Schedule 2.1(a), together with all goodwill associated with any of the foregoing, and all claims, rights of recovery and rights of set off and recoupment related thereto, remedies against past, present and future infringements, misappropriation or other violation thereof and the right to receive proceeds thereof, and rights to protection of interests therein under the Laws of all jurisdictions(the “Acquired IP Assets”);

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(b) all of Seller’s right, title and interest in, to and under the Formulation License-out Agreement; and

(c) all documents, records, files, correspondence and reports, copies of, tangible embodiments of, reductions to practice of, and all other material (in whatever form or medium) solely related to the Acquired IP Assets.

2.2 Excluded Assets. All other assets of Seller that are not specifically identified in Section 2.1 shall be retained by Seller and are not included in the Acquired Assets.

2.3 Liabilities. Purchaser hereby assumes, and agrees to pay, perform and discharge when due, Seller’s obligations and liabilities under the Formulation License Agreements. Except as set forth in the Management Agreement or the Transaction Agreement and in the foregoing sentence, Purchaser shall not assume or be liable for any Liabilities of Seller, and Seller hereby acknowledges that it is retaining all such excluded Liabilities.

2.4 Consideration. The aggregate consideration for the Acquired Assets shall consist of (a) $1.00 of cash consideration, payable to Seller in cash at the Closing; plus (b) the Earnout, payable in accordance with Article 8.

2.5 Tax Treatment. Purchaser, FAT Brands and Seller shall, for federal and applicable state and local income tax purposes, treat the sale of the Acquired Assets pursuant to this Agreement as an “installment sale” (within the meaning of Section 453(b) of the Internal Revenue Code of 1986), and shall take no position in any tax return, proceeding, audit or otherwise that is inconsistent with such treatment.

ARTICLE 3

CLOSING

3.1 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place remotely via the exchange of documents and signatures (or in such other manner as the parties may designate in writing) on the date hereof (the “Closing Date”).

3.2 Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser the following:

(a) All tangible Acquired Assets;

(b) An Intellectual Property assignment in the form attached as Exhibit A (the “IP Assignment”), transferring to Purchaser all of Seller’s right, title and interest in and to all Acquired IP Assets, duly executed by Seller, to be recorded with a local intellectual property office in any country, if necessary;

(c) A Secretary’s Certificate, in form and substance reasonably satisfactory to counsel for Purchaser, certifying copies of Seller’s certificate of formation and limited liability company agreement, and resolutions of the sole member of Seller authorizing the execution and delivery of this Agreement, the applicable Ancillary Documents and the consummation of the transactions contemplated hereby and thereby;

(d) A Certificate of Good Standing of each of Seller and VPC, as of the most recent practicable date, from the Secretary of State of the State of Delaware; and

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(e) Such other documents as may be reasonably requested by Purchaser to effectuate the transactions contemplated hereby.

3.3 Deliveries by Purchaser. At the Closing, Purchaser shall pay or deliver to Seller the following:

(a) The cash consideration payable in accordance with Section 2.4(a);

(b) The IP Assignment, duly executed by Purchaser;

(c) A Secretary’s Certificate for Purchaser, in form and substance reasonably satisfactory to counsel for Seller, certifying copies of Purchaser’s certificate of formation, operating agreement and resolutions of Purchaser’s manager(s) authorizing the execution and delivery of this Agreement and the applicable Ancillary Documents and the consummation of the transactions contemplated hereby and thereby;

(d) A Certificate of Good Standing of each of Purchaser and FAT Brands, as of the most recent practicable date, from the Secretary of State of the State of Delaware; and

(e) Such other documents as may be reasonably requested by Seller to effectuate the transactions contemplated hereby.

3.4 Further Assurances. All parties to this Agreement shall, upon request and without further consideration, perform any and all acts and execute and deliver any and all certificates, instruments and other documents that may be necessary or appropriate to carry out any of the terms, conditions and provisions hereof or to carry out the intent of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER AND VPC

Seller, severally and not jointly, hereby represents and warrants to Purchaser and FAT Brands that the statements contained in Sections 4.1 through 4.7 are true and correct as of the date of this Agreement, and VPC, severally and not jointly, hereby represents and warrants to Purchaser and FAT Brands that the statements contained in Sections 4.8 through 4.10 are true and correct as of the date of this Agreement, it being agreed that Purchaser and FAT Brands are relying on each of the following representations and warranties.

4.1 Organization and Good Standing of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has not conducted business under any name other than “Yalla Mediterranean, LLC” or “Yalla Mediterranean”.

4.2 Seller Power; Authorization; Enforceable Obligations.

(a) Seller has all requisite power, authority and legal right necessary to own and operate its properties, to carry on its business as now conducted and to execute, deliver and perform this Agreement and the Ancillary Documents to which it is or will be a party. The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Seller’s sole member, and no further action on the part of Seller is necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party or the performance of the transactions contemplated hereby and thereby.

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(b) This Agreement has been, and each Ancillary Document required to be delivered by Seller after the date hereof will be, duly executed and delivered on behalf of Seller. This Agreement constitutes and the Ancillary Documents to which Seller is or will be a party, when executed and delivered, will constitute, the legal, valid and binding obligations of Seller, assuming that each such document constitutes the valid and binding agreement of the other parties thereto, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 No Conflicts or Consents of Seller. Seller’s execution, delivery and performance of this Agreement and the Ancillary Documents to which it is or will be a party do not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under (a) any applicable Law, (b) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to Seller, (c) the certificate of formation or limited liability company agreement of Seller or (d) any contract, oral or written, to which Seller is a party or by which Seller is bound related to any Acquired Asset. The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is or will be a party do not and will not result in the imposition of any Lien upon any of the Acquired Assets.

4.4 Ownership and Right to Transfer Acquired Assets.

(a) There are no issued patents or patent applications included in the Intellectual Property owned by Seller.

(b) Seller owns or validly licenses or sublicenses all right, title and interest in and to all Acquired Assets, free and clear of all Liens, except for Permitted Liens. Except as set forth on Schedule 4.4(b), (i) Seller has the sole and exclusive right to use, transfer, sell, license and assign to Purchaser all Acquired IP Assets, to bring actions for the infringement, misappropriation, or other violation of the rights in the Acquired IP Assets, and to file, prosecute and maintain all applications and registrations for the Acquired IP Assets; and (ii) no other Person owns or has any right to occupy or use any of the Acquired IP Assets used in connection with or related to the Business; and (iii) all of the Acquired Assets shall be owned or validly licensed or sublicensed by Purchaser immediately after the Closing free and clear of all Liens, other than Permitted Liens.

(c) To the Knowledge of Seller, none of the Acquired Assets infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated the rights of any Person. The Acquired IP Assets are all of the material Intellectual Property used in the operation of the Business as currently conducted. There are no claims against Seller that were either made since the inception of Seller or are currently pending or, to the Knowledge of Seller, threatened, by any Person (i) alleging that any Acquired Asset has infringed, misappropriated or otherwise violated or infringes, misappropriates or otherwise violates the rights of any other Person or (ii) contesting the ownership, use, enforceability, validity or registrability of any Acquired IP Asset and, to the Knowledge of Seller, there is no basis for any such claim. To the Knowledge of Seller, since Seller’s inception, no Person has infringed, misappropriated or otherwise violated any Acquired IP Asset. Seller is not subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use, ownership or disposition of any Acquired IP Asset.

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(d) Seller has taken all actions reasonably necessary to maintain, protect and enforce its right, title and interest in and to the Acquired IP Assets, including maintaining, protecting and enforcing the secrecy, confidentiality and value of any trade secrets and other confidential information embodied therein or related thereto. Set forth on Schedule 4.4(d) is a list of each current and former employee, independent contractor and consultant of Seller that has been involved in the creation or other development of any Acquired IP Asset for or otherwise on behalf of Seller that has entered into a valid written agreement pursuant to which such Person (i) is bound to maintain the confidentiality of the confidential information of Seller and (ii) assigns to Seller all Intellectual Property created or otherwise developed by such Person in the course of such Person’s employment or other relationship with Seller; provided, however, that, in the case of an independent contractor or consultant, such written agreements relate solely to Intellectual Property created or otherwise developed by such Person for Seller. No current or former employee, independent contractor or consultant of Seller has ever claimed any right, title or interest in or to any Acquired IP Rights, and, to the Knowledge of Seller, no such Person is in breach of any such confidentiality or assignment agreement(s) to which such Person is a party.

(e) Notwithstanding anything to the contrary, Seller makes no representations or warranties of any kind with respect to the item(s) set forth on Schedule 4.4(e) and such items shall not be deemed included in the terms “Acquired IP Assets” or “Acquired Assets” or any similar terms for purposes of this Article 4 or Article 7.

4.5 Contracts. Except for the contracts and agreements referred to in Section 4.4(d) and the Formulation License Agreements, Seller is not party to or bound by any contract that relates to any Acquired IP Asset.

4.6 Brokers. Except as set forth on Schedule 4.6, there is no investment banker or other broker, dealer or agent, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Seller who is entitled to any brokerage, finder’s or other fee or commission from Seller in connection with the transactions contemplated by this Agreement.

4.7 Litigation. There is no pending or, to the Knowledge of Seller, threatened Action by any Governmental Authority or other Person against Seller relating to any Acquired Asset. To the Knowledge of Seller, no investigation or review has been commenced by any Governmental Authority against Seller relating to any Acquired Asset. Seller is not a party to or subject to any award, decree, injunction, judgment, order, penalty, ruling, charge, subpoena, verdict or writ issued by any Governmental Authority relating to any Acquired Asset.

4.8 Organization and Good Standing of VPC. VPC is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.9 VPC Power; Authorization; Enforceable Obligations.

(a) VPC has all requisite power, authority and legal right necessary to own and operate its properties, to carry on its business as now conducted and to execute, deliver and perform this Agreement and the Ancillary Documents to which it is or will be a party. The execution, delivery and performance by VPC of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the general partner of VPC, and no further action on the part of VPC is necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party or the performance of the transactions contemplated hereby and thereby.

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(b) This Agreement has been, and each Ancillary Document required to be delivered by VPC after the date hereof will be, duly executed and delivered on behalf of VPC. This Agreement constitutes and the Ancillary Documents to which VPC is or will be a party, when executed and delivered, will constitute, the legal, valid and binding obligations of VPC, assuming that each such document constitutes the valid and binding agreement of the other parties thereto, enforceable against VPC in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.10 No Conflicts or Consents of VPC. VPC’s execution, delivery and performance of this Agreement and the Ancillary Documents to which it is or will be a party do not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under (a) any applicable Law, (b) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to VPC, (c) the certificate of formation or limited partnership agreement of VPC, or (d) any contract, oral or written, to which VPC is a party or by which VPC is bound related to any Acquired Asset.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller and VPC that the statements contained in this Article 5 are true and correct as of the date of this Agreement, it being agreed that Seller and VPC are relying on each of the following representations and warranties.

5.1 Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware

5.2 Power; Authorization; Enforceable Obligations. Purchaser has all requisite entity power, authority and legal right to execute, deliver and perform this Agreement and the Ancillary Documents to which it is or will be a party. Purchaser’s execution, delivery and performance of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by its manager and member, and no further entity action on the part of Purchaser is necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party or the performance of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Documents required to be delivered by Purchaser will be, duly executed and delivered on behalf of Purchaser by duly authorized officers of such party. This Agreement constitutes, and the Ancillary Documents to which Purchaser is or will be a party, when executed and delivered, will constitute, the legal, valid and binding obligations of Purchaser, assuming that each such document constitutes the valid and binding agreement of the other parties thereto, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by the except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally (regardless of whether enforcement is sought in a proceeding at law or in equity).

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5.3 No Conflicts or Consents. The execution, delivery and performance of this Agreement by Purchaser and the Ancillary Documents to which Purchaser is or will be a party do not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under, (a) any applicable Law, (b) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to Purchaser, (c) the certificate of formation or the Limited Liability Company Agreement of Purchaser, or (d) any contract or understanding, oral or written, to which Purchaser is a party or by which it is bound.

5.4 Brokers. There is no investment banker or other broker, dealer or agent, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who is entitled to any brokerage, finder’s or other fee or commission from Purchaser in connection with the transactions contemplated by this Agreement.

ARTICLE 6

POST-CLOSING COVENANTS

6.1 Intellectual Property License Agreement. Purchaser hereby grants to Seller a fully paid-up, royalty-free, non-exclusive, non-assignable and non-transferable license to use, without the right to sublicense, and fully exploit the Acquired IP Assets solely in connection with Seller’s operation of the Business and solely in the State of California (the “IP License”).

(a) The IP License shall be effective as of the Closing Date and terminate and be of no further force or effect on the date on which Seller no longer owns any Yalla Restaurant.

(b) Seller recognizes Purchaser’s title to the Acquired IP Assets and shall not at any time challenge Purchaser’s ownership of or rights in the Acquired IP Assets, or do or suffer to be done any act or thing which could reasonably be expected to impair the rights of Purchaser in and to the Acquired IP Assets, except pursuant to Seller’s Reconveyance Rights. It is understood that Seller shall not acquire and shall not claim any title to the Acquired IP Assets adverse to Purchaser by virtue of the IP License granted to Seller, or through Seller’s use of the Acquired IP Assets, it being the intention of the parties that all use of the Acquired IP Assets by Seller shall inure to the benefit of Purchaser. Seller will not apply to register the Acquired IP Assets or adopt, use or register any Intellectual Property similar to the Acquired IP Assets, or otherwise associate itself with Purchaser.

(c) Purchaser acknowledges that Seller has provided Purchaser with sufficient information about, and samples of Seller’s use of the Acquired IP Assets to allow Purchaser to determine that the quality and nature of Seller’s products and services offered in connection with Seller’s operation of the Business and Seller’s operation of the Business meets Purchaser’s quality standards. Seller promises to maintain this same quality throughout the term of the IP License. If, during the term of this IP License, there are to be any material changes in the products or services offered in connection with Seller’s operation of the Business, any such changes shall be submitted to Purchaser and must be approved, in writing, by Purchaser before they may be offered by Seller. Purchaser has the right to request samples of use of the Acquired IP Assets during the term of this IP License, and Seller promises to provide such samples to Purchaser. Purchaser shall also have the right, upon three (3) business days’ notice, to inspect the premises of any Business location to confirm Seller’s adherence to Purchaser’s quality standards. Should Purchaser find that Seller is in violation of any of Purchaser’s quality standards, Purchaser will provide Seller with written notice describing such violation, and Seller will have thirty (30) days from receipt of such notice to cure such violation.

(d) Seller agrees to provide its products and services in connection with Seller’s operation of the Business in conjunction with which the Acquired IP Assets are used in conformity in all respects with the Laws of the United States, the State of California and any other applicable Governmental Authority and to obtain any necessary government approvals pertaining to the sale, distribution, or marketing of such products and services.

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(e) Seller shall have no right to use the Acquired IP Assets in any other manner other than as specified herein.

6.2 Confidentiality; Press Releases.

(a) At all times from and after the Closing, Seller covenants and agrees that neither it nor any of its Affiliates shall retain any copies of or use the Acquired Assets, except to the extent necessary to enable Seller to operate the Business as contemplated by the IP License. To the extent Seller at any time discovers copies of any Acquired Assets in its possession, Seller shall provide all such copies to Purchaser. Except for use necessary to operate the Business under the IP License, Seller agrees that, from and after the Closing Date, it shall hold in confidence and not use, and shall use commercially reasonable efforts to assure that its officers, managers and employees and its Affiliates (and their respective officer, members, managers, partners and employees) hold in confidence and not use or disclose, any knowledge or information of a secret or confidential nature relating to the Business or the Acquired Assets, and not disclose, publish or make use of the same without the prior written consent of Purchaser, except to the extent that such information has become public knowledge other than by breach of this Agreement by Seller or any of Affiliates. Notwithstanding the foregoing, Seller and its Affiliates shall be permitted to disclose any such information to the extent required by applicable Law or any order of a Governmental Authority or to enforce its rights hereunder in any proceeding arising under, or pertaining to, this Agreement, provided that such party shall give reasonable prior written notice, if legally permitted, to Purchaser of any such disclosure so that Purchaser may have an opportunity to protect the confidentiality of such information in such litigation.

(b) Except as set forth below in this Section 6.2, the existence, terms and nature of this Agreement, the Transaction Agreement and the Management Agreement, and the transactions contemplated hereby or thereby, and the status of any discussions among the parties hereto or thereto and their respective Affiliates, officers, managers, directors, employees, investment bankers, attorneys, accountants or other representatives or advisors will be kept confidential, and the parties will coordinate any publicity relating to this Agreement, the Transaction Agreement and the Management Agreement and the transactions contemplated hereby and thereby, and no party will issue any press release or other public statement relating to this Agreement, the Transaction Agreement or the IP Purchase Agreement or the transactions contemplated hereby or thereby without the prior consent of the other parties. Notwithstanding the foregoing, (i) Seller and its Affiliates and FAT Brands and its Affiliates may make internal announcements to their employees regarding the transactions contemplated by this Agreement, the Management Agreement and the Transaction Agreement; (ii) the equity sponsor of Seller may report and disclose to its employees, investors, members and limited partners customary summary information regarding the transactions contemplated by this Agreement, the Management Agreement or the Transaction Agreement; and (iii) FAT Brands may disclose the terms of this Agreement, the Management Agreement and the Transaction Agreement (including filing a copy hereof and thereof) and the transactions contemplated hereby and thereby to the extent that such disclosure is required by applicable Law, including federal and state securities Laws and the rules and regulations promulgated thereunder, while continuing to use all reasonable efforts to preserve the confidentiality hereof and thereof; provided that prior to such disclosure contemplated by this clause (iii), FAT Brands shall advise Seller and VPC of such required disclosure and, to the extent permitted by applicable Law, Seller and VPC and their respective legal counsel shall have the right to review and comment on such required disclosure and FAT Brands in good faith shall consider and, as long as consistent with applicable Law (including public company reporting requirements under applicable securities Laws), reasonably give effect to the comments of Seller and VPC and their respective legal counsel.

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6.3 Sublicense. Seller is party to the Formulation License-in Agreement, whereby Mediterranean Cuisine Operating Company, LLC granted Seller a perpetual, non-exclusive (except as set forth in the Formulation License-in Agreement), royalty-free, and irrevocable (except as set forth in the Formulation License-in Agreement), right and license to: (a) use, reproduce, modify, improve and create derivative works of certain Licensed Formulations (as set forth in the Formulation License-in Agreement), (b) make, have made, use, sell and offer for sale any food or beverage items developed by Seller from the Licensed Formulations and (c) use the Licensed Formulations for mass-marketed, pre-packaged foods and beverages solely in connection with the “Yalla” brand (collectively, the “Permitted Use”). Per the terms of the Formulation License-in Agreement, Seller hereby grants Buyer a perpetual, non-exclusive, royalty-free, and irrevocable (except as set forth herein) right and sub-license to use the Licensed Formulations for the Permitted Uses (the “Sublicense”). Buyer agrees to be bound by the terms and conditions of the Formulation License-in Agreement. The Sublicense is irrevocable only to the extent that the Formulation License-in Agreement is irrevocable and may be terminated/revoked if Buyer fails to comply with the terms and conditions of the Formulation License-in Agreement or uses the Licensed Formulations for a use other than a Permitted Use. All limitations set forth in the Formulation License-in Agreement, including without limitation the Disclaimers and Limitations on Liability, apply (mutatis mutandis) to the Sublicense granted herein. Notwithstanding anything to the contrary, (w) promptly following the date hereof, Seller shall use commercially reasonable efforts to obtain consent from Mediterranean Cuisine Operating Company, LLC to assign the Formulation License-in Agreement to Purchaser, (x) upon obtaining such consent, Seller shall promptly assign the Formulation License-in Agreement to Purchaser, (y) upon such assignment, the Sublicense shall automatically and immediately terminate with no further action on the part of any Person and (z) if such consent cannot be obtained, Seller shall sublicense the Formulation License-in Agreement to franchisees of Purchaser utilizing the form (mutatis mutandis) of the Sublicense.

6.4 Certain Restrictions.

(a) Until the satisfaction in full of Purchaser’s and FAT Brands’ obligations under Article 8, Purchaser shall not, and shall not permit the other FAT Brands parties to, sell, transfer, assign, license, sublicense or otherwise transfer, in whole or in part, any Acquired Asset or the Sublicense set forth in Section 6.3 or use any Acquired Asset or the Sublicense set forth in Section 6.3 in any non-Yalla branded restaurant concept, in each case, without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), except that Purchaser and its Affiliates may license such Acquired Assets and rights under the Sublicense set forth in Section 6.3 to franchisees pursuant to franchise agreements as contemplated by, and subject to the restrictions contained in, the Transaction Agreement.

(b) Non-competition.

(i) During the period commencing on the date hereof and ending on the third anniversary of the date hereof (the “Restricted Period”), except to comply with the covenants set forth herein or in the Management Agreement or the Transaction Agreement, VPC shall not operate a new fast-casual restaurant concept specializing in fresh and health Mediterranean menu items in an investment of VPC that is controlled by VPC (the “Restricted Business”) in the State of California or in any other state in the United States of America in which Purchaser and its Affiliates is then conducting the Yalla Business (the “Territory”); provided, however, the Restricted Business shall not include any existing investments of VPC. As used in this Section 6.4(b), “controlled” means possession, directly or indirectly (through one or more intermediaries), of the power to direct or cause the direction of management or policies of an investment (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

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(ii) VPC acknowledges that the restrictions contained in this Section 6.4(b) are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.4(b) should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 6.4(b) and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.5 No Other Representations or Warranties. Purchaser and FAT Brands, on the one hand, and Seller and VPC, on the other hand, expressly acknowledge and agree that, except for the representations and warranties of the applicable parties to the Management Agreement, the Transaction Agreement and the Asset Purchase Agreements (as defined in the Transaction Agreement) as set forth therein, (a) none of Seller, VPC or any Person acting on behalf of Seller or VPC is making any representation or warranty of any kind, whether express or implied, except as set forth in Article 4 as modified by the related Schedules, if any, delivered by or on behalf of Seller or VPC, (b) none of Purchaser, FAT Brands or any Person acting on behalf of Purchaser or FAT Brands is making any representation or warranty of any kind, whether express or implied, except as set forth in Article 5; and (c) the parties expressly disclaim any such other representation or warranty. Except as expressly set forth in Article 4, the Acquired Assets are sold “AS IS/WHERE IS” WITH ALL FAULTS AND DEFECTS and Purchaser accepts delivery of the Acquired Assets on such basis. Each of Purchaser and FAT Brands, on behalf of itself and each other FAT Brands Party, hereby confirms to Seller and VPC, and each of Seller and VPC, confirms to Purchaser, that it is not relying on any representations or warranties other than (y) those set forth in Article 4 or Articles 5 and 8, respectively, and (z) the representations and warranties of the applicable parties to the Management Agreement, the Transaction Agreement and the Asset Purchase Agreements in determining whether to enter into the transactions contemplated by this Agreement, the Transaction Agreement, the Management Agreement or the Asset Purchase Agreements.

ARTICLE 7

INDEMNIFICATION

7.1 Survival.

(a) The covenants and agreements set forth in this Agreement or in any Ancillary Document shall survive the Closing and the consummation of the transactions contemplated hereby until fully performed in accordance with the terms thereof.

(b) With respect to claims for breaches of representations and warranties referred to in Section 7.2(a) or 7.3(a), a party shall not be liable for any Losses arising therefrom unless written notice of such breach is given by the Indemnitee to the Indemnitor within twenty-four (24) months after the Closing Date, except for:

(i) Losses arising from a breach of the representations and warranties contained in Sections 4.1 (Organization and Good Standing), Section 4.2 (Limited Liability Company Power; Authorization; Enforceable Obligations) and Section 4.6 (Brokers), which representations and warranties shall survive until thirty (30) days following the expiration of the applicable statute of limitations period;

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(ii) Losses arising from a breach of the representations and warranties contained in Section 4.4 (Ownership and Right to Transfer Acquired Assets), which representation and warranty shall survive for a period of three (3) years following the Closing Date; and

(iii) Losses arising from a breach of the representations and warranties contained in Section 5.1 (Organization and Good Standing), Section 5.2 (Limited Liability Company Power; Authorization; Enforceable Obligations) and Section 5.4 (Brokers), which representations and warranties shall survive until thirty (30) days following the expiration of the applicable statute of limitations period.

(c) Notwithstanding the foregoing, any indemnification claims made prior to the expiration of the applicable survival period set forth in this Section 7.1 shall survive until fully resolved in accordance with this Agreement.

7.2 Indemnification by Seller and VPC. Subject to Section 7.6, Seller and VPC shall, jointly and severally, indemnify and defend Purchaser and its Affiliates and their respective stockholders, officers, directors, managers, members, employees, agents and representatives (each, a “Purchaser Indemnitee”) against, and shall hold them harmless from, any Losses resulting from, arising out of or incurred by any Purchaser Indemnitee in connection with:

(a) the failure of any representation or warranty of Seller or VPC contained in this Agreement to be true and correct in all material respects as of the Closing Date;

(b) the breach by Seller or VPC of any covenant or agreement contained in this Agreement (including any breach of the IP License) or in any other Ancillary Document; or

(c) any Liability of Seller not expressly assumed by, or the obligation of, any FAT Brands Party under this Agreement, the Management Agreement or the Transaction Agreement.

7.3 Indemnification by Purchaser. Subject to Section 7.6, Purchaser shall indemnify and defend Seller and its Affiliates and their respective officers, directors, managers, members, employees, agents and representatives (each, a “Seller Indemnitee”) against, and shall hold them harmless from, any Losses resulting from, arising out of, or incurred by Seller Indemnitee in connection with, or otherwise with respect to:

(a) the failure of any representation or warranty of Purchaser or FAT Brands contained in this Agreement to be true and correct in all material respects as of the Closing Date;

(b) the breach by Purchaser or FAT Brands of any covenant or agreement contained in this Agreement or in any Ancillary Document; or

(c) any Liability or obligation of Purchaser expressly assumed pursuant to Section 2.3.

7.4 Notice of Claims. Any party entitled to indemnification under this Article 7 (the “Indemnitee”) shall promptly notify Purchaser, on the one hand, or Seller, on the other (such notified party, as applicable, the “Indemnitor”), in writing of any claim which the Indemnitee has determined has given or could give rise to a claim for indemnification under this Article 7.

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7.5 Process for Asserting Third Party Claims.

(a) If any Action is asserted against an Indemnitee by a third party for which an Indemnitee might seek indemnity from the Indemnitor (a “Third Party Claim”), the Indemnitee shall give written notice (the “Third Party Claim Notice”) to the Indemnitor promptly (but in any event within twenty (20) days) after the Indemnitee becomes aware of such Third Party Claim and the details thereof, including a description of such Third Party Claim, the amount thereof (or a reasonable estimate thereof to the extent reasonable practicable), the provisions of this Agreement upon which such claim is based, copies of all relevant pleadings, documents and information; provided, however, that the failure of the Indemnitee to give notice shall not relieve the Indemnitor of its obligations under this Article 7 except to the extent that the Indemnitor has been prejudiced thereby.

(b) Any Indemnitor shall be entitled to participate in the defense of any Third Party Claim and, at the Indemnitor’s option, to assume and control the defense thereof, including appointing counsel of its choosing to be the lead counsel in connection with such Third Party Claim; provided that any Indemnitor shall continue to be entitled to assert limitations on indemnification for Third Party Claims contained herein. If the Indemnitor assumes the control of the defense of any Third Party Claim, the Indemnitor shall not enter into any settlement of such Third Party Claim without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnitee. If an offer is made to settle a Third Party Claim for monetary damages, which offer includes, in customary form, a release of the affected Indemnitees from all liabilities and obligations in connection with such claim, and the Indemnitor desires to accept and agree to such offer, the Indemnitor will give prompt written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such offer within ten (10) days after its receipt of such notice, the Indemnitee may continue to contest or defend such third party claim and, in such event, the maximum liability of the Indemnitor as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnitee through the date such settlement offer is given to the Indemnitee and which amount is otherwise indemnifiable hereunder. If the Indemnitee fails to consent to such offer and also fails to continue to contest or defend such third party claim, then the Indemnitor may settle such claim on the terms set forth in such offer. The Indemnitee will cooperate in such defense, and all reasonable out-of-pocket costs or expenses incurred by the Indemnitee at the request of the Indemnitor shall be reimbursed by the Indemnitor. Except as otherwise set forth herein, the Indemnitee, at its own expense, may participate in, but not control, the defense or settlement of any Third Party Claim conducted by the Indemnitor. The Indemnitor shall consult with the Indemnitee upon the Indemnitee’s reasonable request for such consultation from time to time with respect to such Third Party Claim. If, however, the Indemnitee reasonably determines in its judgment (and on the written advice of counsel) that representation by the Indemnitor’s counsel of both the Indemnitor and the Indemnitee would present such counsel with a conflict of interest, then such Indemnitee may employ separate counsel to represent or defend it in any such Action and the Indemnitor shall pay the fees and disbursements of such separate counsel. Whether or not the Indemnitor chooses to defend or prosecute any such Action, all of the parties hereto shall cooperate in the defense or prosecution thereof.

(c) If the Indemnitor shall not assume the defense of any such Third Party Claim, then the Indemnitee may assume the defense of such Third Party Claim; provided, that the Indemnitee may not settle any Third Party Claim without obtaining the prior written consent of the Indemnitor (not to be unreasonably withheld, conditioned or delayed). The Indemnitor shall, at its own cost and expense, cooperate in such defense.

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7.6 Limitations on Liability; Mitigation; Purchaser’s Right of Setoff; Effect of Knowledge.

(a) Limitations on Liability. Neither Seller nor VPC shall be liable to Purchaser Indemnitees for indemnification under Section 7.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.2(a) exceeds $20,000 (such amount, the “Basket”), in which event Seller and VPC will be liable to indemnify the Purchaser Indemnitees for all Losses. Purchaser shall not be liable to Seller Indemnitees for indemnification under Section 7.3(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.3(a) exceeds the Basket, in which event Purchaser shall be liable to indemnify the Seller Indemnitees for all Losses. Other than with respect to performance obligations, Seller’s and VPC’s aggregate indemnification liability under this Agreement, the Transaction Agreement, the Management Agreement and the Asset Purchase Agreements for all Restaurant Sales (as defined in the Transaction Agreement) shall not exceed, and shall be capped at, $2,000,000 (such amount, the “Cap”). Other than with respect to Article 8 and other payment (or issuance) or performance obligations under this Agreement, the Transaction Agreement, the Management or the Asset Purchase Agreements, Purchaser’s aggregate indemnification liability under this Agreement, the Transaction Agreement, the Management Agreement and the Asset Purchase Agreements for all Restaurant Sales shall not exceed the Cap. Notwithstanding the foregoing, an Indemnitor’s liability for Losses arising from such Indemnitor’s actual fraud shall not be subject to the Cap or the Basket.

(b) Right of Setoff; Sole Sources and Order of Priority of Recovery. Notwithstanding anything to the contrary expressed or implied in this Agreement, Purchaser and FAT Brands (on behalf of themselves or any Purchaser Indemnitee) shall be entitled to set off the amount of Losses (subject to the Basket, the Cap and other limitations set forth in this Agreement and the other Ancillary Documents) suffered by Purchaser Indemnitees against any amount payable or that may become payable by any FAT Brands Party to Seller (or its designee) under the Management Agreement, the Transaction Agreement or Article 8 of this Agreement. Purchaser and FAT Brands shall promptly notify Seller in writing, which notice shall include reasonable supporting documentation, of any set off that such party intends to make against any of the amounts described in the first sentence of this Section 7.6(b); provided, however, that the foregoing right of set off for indemnifiable Losses (subject to the Basket, the Cap and the other limitations set forth in this Agreement or any other Ancillary Document) suffered by the Purchaser Indemnitees may be set off solely by the following amounts payable to Seller (or its designee) and solely in the following order of priority: (a) first, as an offset against Earnout Payments; and (b) second, as an offset against the Aggregate Purchase Price (as defined in the Transaction Agreement).

(c) Indemnification as Sole Remedy. Except (i) with respect to Section 6.2, Section 9.10, Article 8 or any other post-Closing covenant hereunder or (ii) in the case of a claim for actual fraud, the indemnification obligations set forth in this Article 7 shall be the sole recourse by any Indemnitee with respect to the matters set forth therein.

(d) Mitigation. Each Indemnitee shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that could reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(e) Effect of Knowledge. Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of any party, or any knowledge obtained by any FAT Brands Party as a result of or in connection with the services provided under the Management Agreement, shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities made or undertaken by any other party pursuant to this Agreement, irrespective of the knowledge and information received therefrom.

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ARTICLE 8

EARNOUT

8.1 Earnout. Upon the terms and subject to the conditions set forth in this Article 8, Purchaser or FAT Brands, as applicable, shall deliver, or cause to be delivered, to Seller up to two (2) Earnout Payment(s) in accordance with the provisions of this Article 8.

8.2 Quarterly Statements. Within forty-five (45) days following the end of each of the first three calendar quarters of each year during the Earnout Period and within ninety (90) days after the final calendar quarter of each year during the Earnout Period, Purchaser or FAT Brands shall (a) prepare (or cause to be prepared) (i) an unaudited consolidated balance sheet, cash flow statement and statement of income for the Yalla Business as a stand-alone division for such calendar quarter in accordance with this Article 8 and GAAP (“Quarterly Financial Statements”) and (ii) a statement setting forth in reasonable detail Purchaser’s calculation of the Earnout Face Value as of the end of such calendar quarter in accordance with the methodology and adjustments set forth in this Article 8 (each, a “Quarterly Earnout Statement”); and (b) deliver the Quarterly Financial Statements and the applicable Quarterly Earnout Statement to Seller.

8.3 Earnout Notice; Earnout Statement.

(a) At any time during the Earnout Period, Seller may deliver a notice to Purchaser and FAT Brands (each, an “Earnout Notice”), exercising Seller’s right to receive the applicable Earnout Payment and setting forth the date (which must be the last day of a calendar month) as of which the Earnout Face Value will be calculated (each, an “Earnout Calculation Date”) which must be within sixty (60) days of the date the Earnout Notice is delivered; provided that, if Seller desires to receive two (2) Earnout Payments, Seller must specify in the first Earnout Notice that it is electing to receive two (2) Earnout Payments, the second of which is to be exercised at a later date by separate exercise notice. If, on the day which is the sixtieth (60) day prior to the tenth (10th) anniversary of the Closing Date (the “Last Notice Date”), (i) Seller has not delivered any Earnout Notice or (ii) Seller has delivered its first Earnout Notice and such Earnout Notice specified that Seller is electing to receive two (2) Earnout Payments and Seller has not delivered its second Earnout Notice, Seller will be deemed to have delivered its first Earnout Notice (in the case of clause (i)) and such first Earnout Notice will be deemed to not elect to receive two (2) Earnout Payments) or its second Earnout Notice (in the case of clause (ii)), as applicable, on such Last Notice Date and the Earnout Calculation Date applicable to such Earnout Notice shall be the tenth (10th) anniversary of the Closing Date.

(b) Within thirty (30) days following delivery (or deemed delivery pursuant to Section 8.3(a)) of any Earnout Notice, Purchaser shall deliver to Seller a written statement setting forth, in reasonable detail, Purchaser’s calculation of the Earnout Face Value as of the Earnout Calculation Date based on the Yalla Business Financial Statements and in accordance with the methodology and adjustments set forth in this Article 8, which statement shall include a copy of any Yalla Business Financial Statements used to calculate the Earnout Face Value (each, an “Earnout Statement”), together with reasonable supporting documentation thereof.

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8.4 Review and Dispute Resolution. Following the delivery of any Earnout Statement to Seller, Purchaser and FAT Brands shall afford Seller or its representatives the full opportunity to receive copies of and examine such supporting schedules, analyses, work papers (including any audit work papers) and other underlying records or documentation as are reasonably necessary or appropriate to evaluate such Earnout Statement or Purchaser’s calculation of the Earnout Face Value as of the Earnout Calculation Date. Purchaser and FAT Brands shall fully and promptly cooperate with Seller or its representatives in such examination, including providing answers to reasonable questions asked by Seller or its representatives, and Purchaser and FAT Brands shall promptly make available to Seller and its representatives any records under their control that are reasonably requested by Seller or its representatives and are relevant to the foregoing matters. If within thirty (30) days following delivery of the applicable Earnout Statement to Seller, Seller has not delivered to Purchaser and FAT Brands written notice (an “Objection Notice”) setting forth in reasonable detail the reasons for which Seller does not agree with the calculation of the Earnout Face Value set forth in the Earnout Statement, then such Earnout Statement shall be deemed final and binding on the parties and the applicable Earnout Payment shall be due and payable as provided in Section 8.5. If Seller delivers an Objection Notice within such thirty (30) day period, then Purchaser, FAT Brands and Seller shall endeavor in good faith to resolve the objections contained therein, for a period not to exceed thirty (30) days following delivery of such Objection Notice. If, at the end of such thirty (30) day period, there are any objections that remain in dispute with respect to the Earnout Statement, then the items in the Objection Notice that remain in dispute (the “Disputed Items”) shall be submitted for resolution to a nationally recognized accounting firm (the “Referee”) mutually agreed by FAT Brands and Seller (but who shall not have served as the auditor of, or a consultant to, Purchaser, Seller or FAT Brands) within five (5) days following the end of such thirty (30) day period; provided that, if Purchaser and Seller are unable to mutually agree on a Referee within such five (5) day period, then each of Purchaser and Seller shall appoint one (1) such independent nationally recognized accounting firm and those two firms shall appoint a third nationally recognized accounting firm (independent of both Seller and FAT Brands and their respective Affiliates) which third firm shall be the Referee, and no party shall have the right to litigate such Disputed Items before a judge or jury. The parties shall promptly enter into a customary engagement agreement with the Referee. The Referee shall determine only the Disputed Items within forty-five (45) days after the Disputed Items are submitted to it. If any Disputed Items are submitted to the Referee for resolution, (a) each party shall furnish to the Referee such work papers and other documents and information relating to the Disputed Items as the Referee may reasonably request and are available to that party or its Affiliates (or its independent public accountants) and will be afforded the opportunity to present to the Referee any material relating to the determination of the matters in dispute and to discuss such determination with the Referee; (b) Seller and Purchaser shall each assign a value to each Disputed Item and the Referee shall determine each Disputed Item (based on the determination that most closely complies with the provisions of, and definitions set forth in, this Agreement) but shall not assign a value to any Disputed Item that is greater than the greatest value for such Disputed Item assigned to it by either party or less than the smallest value for such Disputed Item assigned to it by either party; (c) once the Referee determines all such Disputed Items, the Referee shall calculate the Earnout Face Value as of the applicable Earnout Calculation Date by taking into account all components of such calculation not disputed by the parties, the Referee’s determination with respect to each Disputed Item and the terms of this Article 8, in each case, in accordance with this Article 8; and (d) the Referee shall set forth such calculation in reasonable detail in a written notice and deliver such notice to Purchaser and Seller, and such calculation shall (except in the case of fraud or manifest error) be binding and conclusive on the parties and constitute a final, binding and unappealable award upon which a judgment may be entered by any court having jurisdiction thereof and shall constitute a final and binding Earnout Statement for all purposes under this Agreement. Purchaser and FAT Brands, on the one hand, and Seller, on the other hand, shall each bear their own fees and expenses in connection with any dispute resolution under this Section 8.4; provided, however, that Purchaser shall be responsible for the portion of the fees and expenses of the Referee determined by multiplying (y) the fees and expenses of the Referee by (z) a fraction, the numerator of which is the total amount of the adjustments to the Earnout Face Value originally proposed by Seller that are ultimately applied to such determination, whether because such adjustment was accepted by Purchaser or applied by the Referee in such determination, and the denominator of which is the total amount of the adjustments originally proposed by Seller, and the remaining fees and expenses of the Referee (if any) that are not the responsibility of Purchaser shall be the responsibility of Seller.

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8.5 Earnout Payments; Seller’s Election of Payment Form.

(a) The amount of each Earnout Payment (each, an “Earnout Payment Amount”) shall be calculated as follows:

(i) If Seller’s first Earnout Notice provides that Seller is electing to receive two (2) Earnout Payments, the Earnout Payment Amount with respect to each such Earnout Payment shall be fifty percent (50%) of the applicable Earnout Face Value (as finally determined in accordance with Section 8.4); and

(ii) If Seller’s first Earnout Notice does not provide that Seller is electing to receive two (2) Earnout Payments, the Earnout Payment Amount shall be equal to the Earnout Face Value (as finally determined in accordance with Section 8.4).

For the avoidance of doubt, if Seller’s first Earnout Notice does not provide that Seller is electing to receive two (2) Earnout Payments, Seller shall be entitled to receive only one (1) Earnout Payment.

(b) With respect to each Earnout Payment, Seller shall be entitled to select the form of such Earnout Payment in accordance with the following restrictions: (i) if the applicable Earnout Calculation Date is prior to the second (2nd) anniversary of the Closing Date, one hundred percent (100%) of the Earnout Payment Amount shall be paid by issuance of FAT Brands Common Stock; (ii) if the applicable Earnout Calculation Date is on or after the second (2nd) anniversary of the Closing Date and prior to the fifth (5th) anniversary of the Closing Date, Seller may elect, in Seller’s sole discretion, to receive up to fifty percent (50%) of the Earnout Payment Amount in cash and the remainder of the Earnout Payment Amount shall be paid by issuance of FAT Brands Common Stock; and (iii) if the applicable Earnout Calculation Date is on or after the fifth (5th) anniversary of the Closing Date, Seller may elect, in Seller’s sole discretion, to receive up to one hundred percent (100%) of the Earnout Payment Amount in cash and the remainder, if any, shall be paid by issuance of FAT Brands Common Stock. For purposes of determining the number of shares of FAT Brands Common Stock to be issued, the FAT Brands Common Stock shall be deemed to have a value of $12.00 per share. If the applicable Earnout Calculation Date is on or after the second (2nd) anniversary of the Closing Date, then Seller shall deliver to Purchaser and FAT Brands a notice setting forth the portion (expressed as a dollar figure) of the applicable Earnout Payment Amount (as finally determined in accordance with Section 8.4 and Section 8.5(a)) Seller elects to receive in cash within fifteen (15) days after the applicable Earnout Statement becomes final and binding in accordance with Section 8.4. Notwithstanding the foregoing, (A) if Seller is entitled and elects to receive shares of FAT Brands Common Stock pursuant to this Section 8.5(b) at any time prior to the first merger, consolidation or similar transaction between FAT Brands and a Person that is an Affiliate of FAT Brands on the Closing Date, then, in FAT Brands’ sole discretion, FAT Brands may issue to Seller, in lieu of shares of FAT Brands Common Stock, shares of convertible preferred stock of FAT Brands, having a 6.50% annual yield, convertible into the number of shares of FAT Brands Common Stock to which Seller would be entitled if FAT Brands did not elect to issue convertible preferred stock in lieu thereof plus the number of shares of FAT Brands Common Stock equal to the unpaid Accrued Yield at the time of conversion divided by $12.00, and redeemable by FAT Brands, in whole but not in part, on or after the first anniversary of the issuance thereof at an aggregate redemption price equal to the product of (1) the Trading Price, multiplied by (2) the number of shares of FAT Brands Common Stock into which the FAT Brands preferred stock issued to Seller would convert if converted on the date of redemption; and (B) in lieu of any fractional shares to which Seller would otherwise be entitled, FAT Brands shall pay Seller a cash amount equal to the product of such fraction multiplied by the price of FAT Brands Common Stock as of market close on the applicable Earnout Calculation Date. Notwithstanding anything to the contrary contained in this paragraph or elsewhere in this Agreement, unless the approval of FAT Brands stockholders is obtained, in no event shall Seller be entitled to receive shares of FAT Brands Common Stock or FAT Brands preferred stock to the extent that the aggregate shares of (x) FAT Brands Common Stock issued by the Company pursuant to this Agreement plus (y) FAT Brands Common Stock issuable upon conversion or redemption of FAT Brands preferred stock issued by the Company pursuant to this Agreement would exceed 19.99% of all shares of FAT Brands Common Stock issued and outstanding on the date of this Agreement, subject to pro rata adjustment in the event of any stock splits, stock dividends, or similar changes to the capitalization of FAT Brands occurring after the date hereof. To the extent Seller would otherwise entitled to be paid in shares of FAT Brands Common Stock or FAT Brands preferred stock but for the provisions of the immediately prior sentence, FAT Brands will pay Seller cash in an amount equal to the product of: (a) the number of shares of FAT Brands Common Stock not being issued to Seller pursuant to the immediately prior sentence (or, to the extent that Seller would have been entitled to receive shares of FAT Brands preferred stock, the number of shares of FAT Brands Common Stock into which such shares of FAT Brands preferred stock not being issued to Seller pursuant to the immediately prior sentence would convert if converted on the date of issuance), multiplied by (b) the greater of (i) the Trading Price or (ii) $12.00.

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(c) Purchaser shall deliver the cash portion of any Earnout Payment (each, a “Cash Earnout Payment”) and FAT Brands shall deliver the portion of any Earnout Payment to be paid by issuance of FAT Brands Common Stock or FAT Brands preferred stock issued in lieu thereof (each, a “Stock Earnout Payment”) pursuant to this Section 8.5 to Seller, together with stock certificate(s) therefor, within fifteen (15) business days after the later of (i) the date that the Earnout Statement becomes final and binding in accordance with Section 8.4 or (ii) the date on which Purchaser and FAT Brands receive the notice from Seller referred to in the second to last sentence of Section 8.5(b), in the case of a Cash Earnout Payment, by wire transfer of immediately available funds pursuant to wire transfer instructions provided by Seller in writing. Any FAT Brands Common Stock (or FAT Brands preferred stock issued in lieu thereof) issued to Seller shall be duly authorized, validly issued, fully paid and non-assessable.

(d) FAT Brands shall cause Purchaser to comply in all respects with each of the covenants, obligations, agreements and undertakings made or required to be performed by Purchaser pursuant to the terms of this Agreement. As a material inducement to Seller’s and VPC’s willingness to enter into this Agreement and perform their respective obligations hereunder, FAT Brands hereby unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any breach of any such representation or warranty or any default in the performance (including any nonpayment) of any such covenant, obligation, agreement or undertaking of Purchaser shall also be deemed to be a breach or default of FAT Brands, and Seller shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance (including nonpayment) directly against both of FAT Brands and Purchaser in the first instance, in all cases subject to all terms, conditions and limitations contained in this Agreement. For the avoidance of doubt, this guaranty is an absolute, unconditional and continuing guarantee of the full and punctual payment and performance by Purchaser of its obligations hereunder and not of collection, and the parties hereby acknowledge and agree that in no event shall FAT Brands be liable to Seller or any other Seller Indemnitee for any claims if and to the extent that Purchaser is not liable to Seller or any other Seller Indemnitee; provided, however, that FAT Brands’ liability in accordance with the terms and conditions of this Section 8.5(d) shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of Seller or other Seller Indemnitee to assert any claim or demand or to enforce any right or remedy against Purchaser, except to the extent such failure to assert any claim or demand results in such claim or demand becoming barred under the survival provisions contained in this Agreement or otherwise by applicable statutes of limitation; (ii) any change in the corporate existence, structure or ownership of Purchaser (or any of its permitted assignees); (iii) any insolvency, bankruptcy, reorganization, dissolution, liquidation or other similar proceeding affecting Purchaser; (iv) the existence of any claim, set-off or other right which any Purchaser Indemnitee may have at any time against any Seller Indemnitee or any of their respective Affiliates, whether in connection with the obligations of FAT Brands under this Section 8.5(d) or otherwise (for the avoidance of doubt, this clause (iv) does not limit in any respect the Purchaser Indemnitees’ set off rights pursuant to Section 7.6(b)); or (v) any other circumstance whatsoever that constitutes a legal or equitable discharge or defense of Purchaser but does not also constitute a legal or equitable discharge or defense of FAT Brands.

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8.6 Operating Covenants. Subject to Section 8.7, during the Earnout Period, Purchaser and FAT Brands shall, and shall cause their respective Affiliates to, act in good faith and to:

(a) operate the Yalla Business in a commercially reasonable manner consistent with the manner in which FAT Brands and its Affiliates operate its and their other franchise businesses, use commercially reasonable efforts to maximize the value of the Yalla Business, and not take any action the primary purpose or reasonably foreseeable result of which is to reduce the amount of any Earnout Payment or otherwise circumvent the provisions of this Article 8; and

(b) support and continue the Yalla Business in a manner similar to the manner in which FAT Brands supports its other franchise businesses and with a comparable amount of efforts and resources (taking into consideration the relative size and scope of the Yalla Business compared to such other businesses);

Notwithstanding anything expressed or implied in this Section 8.6 but subject to the provisions of Section 8.7, FAT Brands and its Affiliates and the other FAT Brands Parties shall have the right (i) to conduct the business and affairs of the Yalla Business to achieve the valid business objectives determined by FAT Brands’ board of directors in good faith to be in the best interest of FAT Brands and its shareholders; (ii) to modify the Yalla Business pricing, payment and other practices and policies to the extent consistent with generally accepted industry standards or as otherwise determined by FAT Brands’ board of directors to be in the best interests of FAT Brands and its shareholders; and (iii) if the FAT Brands’ board of directors determines in good faith that it is not in the best interest of FAT Brands and its shareholders to continue the Yalla Business and at least one of the Discontinuance Conditions has been and at the time of the decision by FAT Brands’ board of directors continues to be satisfied, to discontinue the Yalla Business.

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8.7 Acceleration or Buy-Back. In the event an Acceleration Event occurs, FAT Brands shall provide prior written notice to Seller of the occurrence of one or more Acceleration Events (providing in reasonable detail a description of such Acceleration Event(s)) and Seller may, in its sole discretion, elect by written notice to FAT Brands, to require FAT Brands (and its Affiliates) to either, (a) pay to Seller a cash amount equal to (the “Accelerated Earnout Amount”) the Earnout Payment Amount calculated using the last day of the last calendar month immediately prior to the date of the Acceleration Event as the Earnout Calculation Date, minus any payments already made pursuant to Section 8.5 or (b) sell, convey, assign, transfer and deliver, and cause its Affiliates to, sell, convey, assign, transfer and deliver, to Seller all right, title and interest in and to, the Acquired Assets, the Yalla Restaurants and the Yalla Business, the assets and properties used in the operation of the Yalla Restaurants conveyed to FAT Brands or its Affiliates and all franchising rights (and all franchise agreements and other franchise documents) for the Yalla Business with franchisees and owners of Yalla Business restaurants, in each case, free and clear of all Liens other than Permitted Liens, for an aggregate amount (the “Net Operating Burn”) equal to, without duplication, the sum of (i) $1.00 plus (ii) all Operating Expenses and all costs of marketing, selling, finding Buyers for, franchising (subject as to franchising costs to an aggregate cap of $100,000) and otherwise undertaking its obligations under the Transaction Agreement incurred by FAT Brands or its Affiliates prior to the date of the Acceleration Election Notice, plus (iii) all amounts previously paid or advanced to Yalla Med (or its designee) as part of the Aggregate Purchase Price (including the Retained Liabilities Advance (as defined in the Transaction Agreement) or the Earnout Payment Amount, minus (iv) all income received by the FAT Brands Parties from the Yalla Business prior to the date of the Acceleration Election Notice, and minus (v) the amount equal to the amount of all sales proceeds received by FAT Brands Parties (or their designee(s)) with respect to Restaurant Sales to Buyers (excluding the amounts set forth in clause (iii), but only as to payments of the Aggregate Purchase Price, and net of reasonable out-of-pocket transactions costs (including all legal, investment banking and other advisor fees and expenses) paid by the FAT Brands Parties in connection with such Restaurant Sales to Buyers), such sum payable to Seller (or its designees) in cash, utilizing the forms (mutatis mutandis) of the IP Purchase Agreement and the Asset Purchase Agreements, and the ancillary documents thereto, as the forms of documents for such conveyance (the “Reconveyance Rights”). Seller shall make its election between the Accelerated Earnout Amount and the Reconveyance Rights by written notice to FAT Brands (such notice, the “Acceleration Election Notice”), in the case of an Acceleration Event set forth in clause (v) of the definition thereof, prior to the expiration of the Discontinuance Notice Period and in the case of any other Acceleration Event, within sixty (60) days of Seller’s receipt of written notice from FAT Brand of such Acceleration Event; provided, in either case, that if Seller does not deliver the Acceleration Election Notice prior to the expiration of such period, Seller shall be deemed to have delivered the Acceleration Election Notice on the last day of such period and to have elected the Accelerated Earnout Amount. The remedies afforded by this Section 8.7 shall be available to the parties to the Management Agreement or the Transaction Agreement as provided therein. In the event that Seller elects to exercise its Reconveyance Rights, (1) Seller and FAT Brands shall have ninety (90) days after the expiration of the Discontinuance Notice Period to consummate the reconveyance pursuant to the Reconveyance Rights and (2) until such reconveyance, Purchaser and FAT Brands, as applicable, shall, and FAT Brands shall cause the FAT Brands Parties to, not discontinue the Yalla Business and use commercially reasonable efforts to preserve the value of the Acquired Assets, the Yalla Restaurants, the Yalla Business, the franchise and the franchisee relationships and the assets, agreements and other properties used in the operation of the Yalla Restaurants for the benefit of Seller and permit Seller to immediately assume control of the management, operation and franchising of the Yalla Business and the Yalla Restaurants, and use commercially reasonable efforts to expedite the contemplated reconveyance and provide for a reasonable, orderly transition of the Yalla Business to Seller. In the event that Seller elects to receive the Accelerated Earnout Amount, the Acceleration Election Notice shall also be deemed an Earnout Notice for purposes of this Article 8, and FAT Brands shall pay such amount in the same manner as set forth in Section 8.5 with respect to Cash Earnout Payments, promptly following such election. In the event that Seller elects to receive the Accelerated Earnout Amount due to an Acceleration Event specified in clause (v) of the definition thereof, FAT Brands shall, and shall cause the other FAT Brands Parties to, (X) promptly thereafter (and in any event within one hundred eighty (180) days after the date of the Acceleration Election Notice), discontinue and cease operating the Yalla Business in its entirety, (Y) not operate or manage the Yalla Business thereafter until after the ten (10) year anniversary of the date on which the Accelerated Earnout Amount (as finally determined) is paid to Seller (or its designee) and (Z) in the event that any FAT Brands Party intends to sell all or substantially all of the Yalla Business or any or all of the Acquired Assets following the date of the Acceleration Election Notice (each, a “Post-Acceleration Sale”), (1) provide prior written notice of its intent to consummate such Post-Acceleration Sale and (2) upon consummation of such Post-Acceleration Sale, distribute the sales proceeds of such Post-Acceleration Sale (net of reasonable out-of-pocket transactions costs (including all legal, investment banking and other advisor fees and expenses) paid by the FAT Brands Parties in connection with such Post-Acceleration Sale) solely in the following order of priority: (i) first, FAT Brands shall be entitled to retain an amount up to the Accelerated Earnout Amount actually paid to Seller (or its designee) pursuant to this Section 8.7; (ii) second, FAT Brands shall be entitled to retain an amount up to the Net Operating Burn; and (iii) third, FAT Brands shall promptly (but in any event, within five (5) business days after the consummation of such Post-Acceleration Sale) pay to Seller (or its designee) in cash any and all sales proceeds in excess of the amounts set forth in clauses (i) and (ii). Upon satisfaction of FAT Brands’ obligations under this Section 8.7, the obligations of the parties under Articles 6 and 8 shall terminate and be of no further force and effect; provided, that Section 6.2(b) shall survive any such termination. In the event that Seller exercises the Reconveyance Rights, any FAT Brands Common Stock (or Fat Brands preferred stock issued in lieu thereof) received pursuant to Section 8.5(b) and then held by Seller shall be conveyed, transferred and assigned to FAT Brands (or its designee) in partial consideration for such reconveyance.

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8.8 No Security; Transfers. The parties hereto understand and agree that (a) the contingent rights to receive any Earnout Payment shall not be represented by any form of certificate or other instrument, are not transferable, except pursuant to this Section 8.8, and do not constitute an equity or ownership interest in any FAT Brands or any of its Affiliates, (b) Seller shall not have any rights as a security holder of any FAT Brands or any of its Affiliates as a result of Seller’s contingent right to receive any Earnout Payment hereunder, and (c) no interest is payable with respect to any Earnout Payment. No rights of Seller under this Article 8, including any interest of Seller in any Earnout Payment, shall be assignable or transferable, except (i) by operation of law or (ii) to one or more members of Seller (a “Permitted Transferee”); provided, however, that no transfer of any such interest may occur pursuant to this Section 8.8 (A) unless FAT Brands shall have received from Seller an opinion of counsel reasonably satisfactory to FAT Brands that such assignment or transfer will not constitute or result in a violation of applicable federal or state securities Laws, (B) if such assignment or transfer could reasonably be expected to result in any obligation of FAT Brands or any of its Affiliates to register any security under Section 12 of the Securities Exchange Act of 1934 and (C) unless the Permitted Transferee signs and delivers to Purchaser and FAT Brands a counterpart to this Agreement whereby the Permitted Transferee agrees to be bound by all of the terms of this Article 8 (it being understood that any attempted assignment or transfer in violation of any part of clauses (A), (B) or (C) of this sentence shall be null and void).

8.9 Certain Rights. In the event that Seller receives any Stock Earnout Payment, FAT Brands and Seller shall, at the time of the first issuance thereof, enter into an equityholders’ rights agreement, pursuant to which Seller will be entitled to (a) “piggyback” registration rights with respect to each share of FAT Brands Common Stock (or FAT Brands preferred stock issued in lieu thereof) obtained by Seller, subject to customary cutbacks; (b) to make permitted transfers to Affiliates of Seller of such shares of FAT Brands Common Stock or preferred stock issued to Seller, subject to applicable Law; and (c) reasonable opportunity to participate in future offerings of FAT Brands equity that are conducted primarily for capital raising purposes.

8.10 FAT Brands’ Representations. FAT Brands hereby represents and warrants to Seller and VPC that the statements contained in this Section 8.10 are true and correct as of the date of this Agreement, it being agreed that Seller and VPC are relying on each of the following representations and warranties.

(a) Organization and Good Standing. FAT Brands is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Power; Authorization; Enforceable Obligations.

(1) FAT Brands has all requisite power, authority and legal right necessary to own and operate its properties, to carry on its business as now conducted and to execute, deliver and perform this Agreement and the Ancillary Documents to which it is or will be a party. The execution, delivery and performance by FAT Brands of this Agreement and the Ancillary Documents to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by FAT Brands’ board of directors, and no further action on the part of FAT Brands is necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents to which it is or will be a party or the performance of the transactions contemplated hereby and thereby.

(2) This Agreement has been, and each Ancillary Document required to be delivered by FAT Brands after the date hereof will be, duly executed and delivered on behalf of FAT Brands. This Agreement constitutes and the Ancillary Documents to which FAT Brands is or will be a party, when executed and delivered, will constitute, the legal, valid and binding obligations of FAT Brands, assuming that each such document constitutes the valid and binding agreement of the other parties thereto, enforceable against FAT Brands in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally (regardless of whether enforcement is sought in a proceeding at law or in equity).

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(c) No Conflicts or Consents. FAT Brands’ execution, delivery and performance of this Agreement and the Ancillary Documents to which it is or will be a party do not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under (i) any applicable Law, (ii) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to FAT Brands, (iii) the certificate of incorporation, bylaws or any equityholders’ agreement of FAT Brands, or (iv) any contract, oral or written, to which FAT Brands is a party or by which FAT Brands is bound.

(d) Litigation; Adequate Resources. Except as disclosed in the Company Reports, (a) there is no pending or, to the knowledge of FAT Brands, threatened material Action by any Governmental Authority or other Person against FAT Brands or any of its direct or indirect subsidiaries, (b) to the knowledge of FAT Brands, no material investigation or review has been commenced by any Governmental Authority against FAT Brands or any of its direct or indirect subsidiaries and (c) neither FAT Brands nor any of its direct or indirect subsidiaries is a party to or subject to any material award, decree, injunction, judgment, order, penalty, ruling, charge, subpoena, verdict or writ issued by any Governmental Authority. FAT Brands maintains adequate insurance and other financial resources that, in the aggregate, FAT Brands believes are sufficient to cover all pending or, to the knowledge of FAT Brands, threatened material Actions by any Governmental Authority or other Person against FAT Brands or any of its direct or indirect subsidiaries.

ARTICLE 9

MISCELLANEOUS

9.1 Entire Agreement. This Agreement, together with the Transaction Agreement and the Management Agreement, constitute the entire agreement between the parties relating to the subject matter hereof and thereof and supersede and cancel any and all prior agreements, applications, understandings, representations, inducements and statements, oral or written, of the parties in connection with the subject matter hereof.

9.2 Expenses. Except as otherwise expressly provided herein, each party shall pay its own expenses incurred in connection with or incidental to (a) the authorization, negotiation, preparation or execution and delivery of this Agreement, the Ancillary Documents and all other documentation required to be delivered hereby or thereby, (b) the carrying out of the provisions of this Agreement and (c) the consummation of the transactions contemplated hereby.

9.3 Assignment; Binding Effect. Except as otherwise expressly provided in this Agreement, neither this Agreement nor any rights, benefits or obligations hereunder, may be assigned or delegated, directly, indirectly, voluntarily or by operation of law, by any party hereto, without the prior written consent of the other party hereto. Except as aforesaid, this Agreement, and the rights, duties and obligations of the parties hereunder, shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement shall be void ab initio and of no force or effect. No permitted assignment by any party shall release such party of any of its obligations hereunder.

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9.4 Notices. Any notice hereunder must be in writing, addressed as specified below, and (a) sent by certified mail, return receipt requested, in which case notice shall be deemed delivered two (2) business days after deposit, postage prepaid, in the U.S. Mail; (b) sent by overnight delivery using a nationally recognized overnight courier, in which case notice shall be deemed delivered one (1) business day after deposit with such courier if sent by next day delivery for receipt on a business day; (c) sent by facsimile or electronic mail, in which case notice shall be deemed delivered upon transmission of such notice to the appropriate facsimile number or email address shown below so long as, in the case of a facsimile transmission, the transmitting facsimile machine registers a confirmation receipt and such receipt shows that the transmission was received during regular business hours at the recipient’s address (or if the transmission receipt shows delivery after such business hours, then the notice sent by facsimile will be deemed to be effective on the next business day of the recipient); or (d) personally delivered. Notices will be addressed to the respective parties as follows, or to such other address as a party may specify to the other in accordance with these notice provisions:

If to Purchaser or FAT Brands, to:

FAT Brands Inc.

9720 Wilshire Boulevard, Suite 500

Beverly Hills, California 90212

Attention: Andrew A. Wiederhorn and Chief Financial Officer

Fax No.: (310) 319-1863

Email Addresses: andy.wiederhorn@fccgi.com and rhershinger@fatbrands.com

With a copy (that shall not constitute notice) to:

Loeb & Loeb LLP

10100 Santa Monica Boulevard, Suite 2200

Los Angeles, California 90067

Attention: Allen Z. Sussman, Esq.

Fax No.: (312) 276-8708

Email Address: asussman@loeb.com

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If to Seller or VPC, to:

Yalla Mediterranean LLC

c/o VPC SBIC I, LP

150 North Riverside Plaza, Suite 5200

Chicago, Illinois 5200

Attention: Scott Zemnick

Fax No.: (312) 701-0794

Email Address: szemnick@vpcadvisors.com

With a copy (that shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60606

Attention: Mark R. Grossmann

Email Address: mark.grossmann@kattenlaw.com

9.5 Applicable Law. The parties expressly agree and acknowledge that this Agreement shall be governed by and construed in accordance with the Laws of the State of California, United States of America, excluding its choice of law rules

9.6 No Third Party Beneficiaries. Except as set forth in Article 7, the parties agree that nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors and permitted assigns.

9.7 Counterparts. This Agreement may be executed and delivered (including by facsimile or.pdf signatures) in one or more counterparts. All counterparts shall collectively be deemed to constitute a single agreement, such agreement becoming effective when one or more counterparts have been signed by each of the parties and delivered to all other parties, it being understood that all parties need not sign the same counterpart.

9.8 Partial Invalidity. If any provision of this Agreement shall for any reason be declared invalid, unenforceable or void, the validity of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect with the invalid, unenforceable or void provision eliminated, provided that both parties will continue to achieve the expected benefit of this Agreement without such invalid, unenforceable or void provision.

9.9 Dispute Resolution.

(a) Except to the extent provided otherwise in Article 8, all disputes, claims or controversies arising directly or indirectly out of this Agreement, the Transaction Agreement or the Management Agreement (whether in contract, tort, common law, equity, statute, regulation, order or otherwise), including the performance or non-performance of a party or the meaning or construction of any provisions, shall be finally settled by binding confidential arbitration proceedings in accordance with the Expedited Arbitration Procedures of Judicial Arbitration & Mediation Services, Inc. (“JAMS”), as set forth in Section 16.1 et seq. of the JAMS rules, or any successor provisions thereto, as follows: Any party aggrieved will deliver a notice to the other party setting forth the specific points in dispute. Any points remaining in dispute 20 days after the giving of such notice may, upon 10 days’ notice to the other party, be submitted to JAMS arbitration conducted before a single neutral arbitrator in Los Angeles, California; provided, however, that if the dispute, claim or controversy involves claims of greater than $5,000,000, the JAMS arbitration shall be conducted before a panel of three arbitrators. With respect to disputes, claims or controversies before a single arbitrator, the arbitrator shall be familiar with the Business and shall be appointed by agreement of the parties or, if no agreement can be reached, by JAMS. With respect to disputes, claims or controversies before a panel of three arbitrators, Purchaser and FAT Brands, on the one hand, and Seller, on the other hand, shall each appoint one arbitrator (the “Party-Appointed Arbitrators”) and the Party-Appointed Arbitrators shall appoint the third and presiding arbitrator within 14 days of the appointment of the second arbitrator; provided that any arbitrator not timely appointed herein shall be appointed by JAMS upon the written demand of any party to the dispute, claim or controversy. The arbitrator(s) may enter a default decision against any party who fails to participate in the arbitration proceedings.

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(b) The decision of the arbitrator(s) on the points in dispute shall be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The arbitrator(s) shall only be authorized to interpret the provisions of this Agreement, and shall not amend, change or add to any such provisions. The parties agree that this Section 9.9 has been adopted by the parties to rapidly and inexpensively resolve any disputes, claims or controversies between them and that this Section 9.9 shall be grounds for dismissal of any court action commenced by any party with respect to this Agreement, other than civil actions permitted under Section 9.9(e).

(c) Except as otherwise provided in this Agreement or by applicable Law, the arbitrator(s) will be authorized to apportion its (or their) fees and expenses as the arbitrator(s) deems appropriate and the arbitrator(s) will be authorized to award the prevailing party its fees and expenses (including attorneys’ fees). In the absence of any such apportionment or award, each party shall bear its, his or her own expenses and the fees of its, his or her own attorneys.

(d) The parties and the arbitrator(s) shall keep confidential, and shall not disclose to any Person, except the parties’ advisors and legal representatives, or as may be required by Applicable Law, the existence of any controversy under this Section 9.9 the referral of any such controversy to arbitration or the status or resolution thereof.

(e) Notwithstanding the provisions of Section 9.9(a) through Section 9.9(d), a party may initiate a civil action in court for the purposes of (i) enforcing the dispute resolution provisions of this Agreement, (ii) judgment upon, and enforcement and collection of, an arbitral award, (iii) obtaining interim or conservatory relief such as a restraining order, injunction, garnishment, attachment and similar relief available under applicable Law, without first initiating arbitration, (iv) avoiding expiration of any applicable limitations period, (v) preserving a superior position with respect to other creditors, (vi) challenging an arbitral award on any ground permitted under the Federal Arbitration Act and (vii) exercising its rights under Section 9.10. The application of a party to a court for such measures or for the implementation of any such measures ordered by an arbitral tribunal shall not be deemed to be an infringement or a waiver of this Section 9.9 and shall not affect the relevant powers reserved to the arbitral tribunal. The parties agree that jurisdiction and venue for any such civil action shall be in the state courts in and for the State of California or the United States District Court for the Central District of California as well as to all appellate courts to which an appeal may be taken from such trial court. Each of the parties expressly waives, to the fullest extent permitted by applicable Law, the right to move to dismiss or transfer any action brought in such courts on the basis of any objection to personal jurisdiction, venue or inconvenient forum in any of such courts. Notwithstanding the foregoing provisions of this Section 9.9, (1) the merits of any dispute, claim or controversy shall be resolved by arbitration, (2) each of the parties hereby agrees that a judgment or arbitral award in any such dispute, claim or controversy may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law and (3) the filing of a proceeding to enable the recording of a notice of pending action, receivership or injunction shall be permitted.

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(f) A cross-claim pursuant to an indemnification obligation set forth in this Agreement in a proceeding filed by a third party shall be excluded from the dispute resolution requirements of this Section 9.9.

(g) In the event that any court determines that the dispute resolution procedures of this Section 9.9 are not binding or otherwise allows any proceeding regarding a dispute, claim, or controversy covered by this Agreement to proceed (including a civil action permitted under Section 9.9(e)), each party hereby irrevocably and unconditionally waives any and all rights it, he or she may have to a trial by jury in or with respect to such proceeding. Each party hereby certifies and acknowledges that (i) no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers, agreements and certifications in this Section 9.9(g).

9.10 Specific Performance. Each of Seller and VPC, on the one hand, and Purchaser and FAT Brands, on the other hand, acknowledges and agrees that irreparable damage would occur to the other parties in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party may be entitled at law or in equity. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which a party may have under this Agreement or otherwise

9.11 Waiver. No waiver by any party hereto of any breach or default, or of any of a series of breaches or defaults, of any term, covenant, or condition herein shall be deemed a waiver of any subsequent or other breach or default. No failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein or any course of dealing will constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement will preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

9.12 No Amendments. Except as expressly authorized herein, no amendment or modification of this Agreement shall have any force or effect unless executed in writing by all parties hereto.

9.13 Enforcement Costs. If any litigation or other proceeding is commenced by any party to enforce its rights under this Agreement against any other party, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such litigation or other proceeding shall be reimbursed by the losing party. As used in this Section 9.13, the term “prevailing party” means the party that has prevailed in all or a majority of the material issues in the action.

9.14 Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, each party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

9.15 Time of the Essence. Time is of the essence for this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the day and year first written above.

YALLA MEDITERRANEAN, LLC

By:	/s/ Michael Goldberg
Name:	Michael Goldberg
Title:	Authorized Signatory

YALLA MEDITERRANEAN FRANCHISING COMPANY, LLC

By:	/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

The undersigned execute this Agreement as of the day and year first written above solely to confirm its agreement to be bound by Sections 4.8 through 4.10, 6.2 and 6.4(b) and Article 7 in the case of VPC and Sections 6.2 and 6.5 and Article 8 in the case of FAT Brands.

VPC SBIC I, LP

By:	/s/ Scott Zemnick
Name:	Scott Zemnick
Title:	Authorized Signatory

FAT BRANDS INC.

By:	/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer